FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of November 2008

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



November 1, 2008


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

           RICOH COMPLETES ACQUISITION OF IKON OFFICE SOLUTIONS, INC.

Tokyo - November 1, 2008 - Ricoh Company, Ltd. (TSE: 7752, "RICOH")(President &
CEO: Shiro Kondo) announced that it completed its previously announced acquisition of IKON Office Solutions, Inc. ("IKON") through RICOH's wholly owned U.S. distribution subsidiary, Ricoh Americas Corporation ("RAC") on October 31, 2008 (EST).

1.   Acquisition outline.

     Target:
     -------

          IKON Office Solutions, Inc.

     Acquisition Process:
     --------------------

          The transaction was implemented by merging an acquisition subsidiary wholly owned by RAC, Keystone Acquisition, Inc. with and into IKON. Post merger, only IKON remains.

     Acquisition Price:
     ------------------

          U.S. $1.632 billion (approx. JPY 163.2 billion) based on an offer of U.S. $17.25 per share.

          *Exchange rate is U.S. $1 = JPY100.00 based on our assumption for the third and fourth quarter.

2. Expected impact on Ricoh consolidated business results for the year ending March 31, 2009.

     We expect that revenue will increase by JPY 143 billion over and above the JPY 2,150 billion projected on October 28, 2008.

     We do not foresee any material impact on operating income, income before income taxes and net income.

     * The Company bases the forecast estimates for the fiscal year ending March 31, 2009 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

OVERVIEW OF IKON

Name of Corporation:        IKON Office Solutions, Inc.

Location:                   Malvern, Pennsylvania USA

Year of foundation          1952

Overview of Business:       Distribution, support and service of multifunction
                            printers, fax, printers and other office equipment, managed and professional services

Fiscal Year End:            End of September

Consolidated Revenue:       U.S. $4,167 million (Fiscal Year ended September 30,
                            2008)

Consolidated Total Assets:  U.S. $2,966 million (As of September 30, 2008)

Shareholders' Equity:       U.S. $1,408 million (As of September 30, 2008)

Representative:             Chairman and Chief Executive Officer Matthew J. Espe

Employees:                  Approximately 24,000 (As of September 30, 2008)

Locations:                  Over 400 in North America and Western Europe

Contact (Japan):
Francis Harrison
Ricoh Company, Ltd.
Mobile: +81 90 6702 7302
Tel: +81 3 (6278) 4550
Francis.harrison@nts.ricoh.co.jp

Contact (US):
Ron Potesky
Ricoh Americas Corporation
Tel: +1 973 882 2106
Ron.potesky@ricoh-usa.com

Contact (Europe):
Janice Gibson
Ricoh Europe PLC
Tel. +44 207 465 1153
press@ricoh-europe.com

                                                                November 1, 2008
                                                             Ricoh Company, Ltd.